        VAN KAMPEN NEW YORK QUALITY MUNICIPAL TRUST CUSIP - 920-922-200
                                       AND
       VAN KAMPEN NEW YORK VALUE MUNICIPAL INCOME TRUST CUSIP 921-12Q-203


                        NOTICE OF PROPOSED REORGANIZATION


                  NOTICE IS HEREBY GIVEN that VAN KAMPEN NEW YORK QUALITY MUNICIPAL TRUST ("New York Quality Municipal Trust") and VAN KAMPEN NEW YORK VALUE MUNICIPAL INCOME TRUST ("New York Value Municipal Income Trust") are scheduled to reorganize into VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS (the "Acquiring Fund") after the close of business on October 28, 2005.

                  The Acquiring Fund currently has one series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have three series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, and (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series B APS") in exchange for New York Quality Municipal Trust's existing auction preferred shares ("New York Quality Municipal Trust APS"), and (iii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series C APS") in exchange for New York Value Municipal Income Trust's existing auction preferred shares ("New York Value Municipal Income Trust APS"). The number of days in the regular dividend period for Acquiring Fund Series B APS and Acquiring Fund Series C APS will remain the same as the existing APS for New York Quality Municipal Trust and New York Value Municipal Income Trust, respectively (i.e., an auction for Acquiring Fund Series B APS will occur every 28 days and an auction for Acquiring Fund Series C APS will occur every 7 days, unless the Acquiring Fund declares a special dividend period).

                  The previous auction for New York Quality Municipal Trust APS occurred on October 3, 2005. On October 28, 2005, holders of New York Quality Municipal Trust APS will receive a dividend representing the twenty-five day period from October 4, 2005 through October 28, 2005. The initial dividend rate for the Acquiring Fund Series B APS will be the rate as determined at the October 3, 2005 auction for New York Quality Municipal Trust APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series B APS, which is expected to be on October 31, 2005 (i.e., 28 days after October 3, 2005).

                  The next regularly scheduled auction for New York Value Municipal Income Trust APS is expected to occur on October 26, 2005. On October 28, 2005, holders of New York Value Municipal Income Trust APS will receive a dividend representing the two-day period from October 27, 2005 through October 28, 2005. The initial dividend rate for the Acquiring Fund Series C APS will be the rate as determined at the October 26, 2005 auction for New York Value Municipal Income Trust APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series C APS, which is expected to be on November 2, 2005 (i.e., 7 days after October 26, 2005).

                  The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.


                                           VAN KAMPEN NEW YORK QUALITY
                                           MUNICIPAL TRUST
                                           VAN KAMPEN NEW YORK VALUE MUNICIPAL
                                           INCOME TRUST


Dated:  October 21, 2005                   By: /s/ PHILLIP G. GOFF
                                             -----------------------
                                               Phillip G. Goff
                                               Chief Financial Officer and
                                                Treasurer